Exhibit 23(l)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-158302 on Form S-3 of our reports dated March 25, 2009, relating to the financial statements of Merrill Lynch Preferred Capital Trust III and Merrill Lynch Preferred Funding III, L.P. (which reports express unqualified opinions on those financial statements, and include an explanatory paragraph regarding Merrill Lynch & Co., Inc. becoming a wholly-owned subsidiary of Bank of America Corporation on January 1, 2009) appearing in the Annual Report on Form 10-K of Merrill Lynch Preferred Capital Trust III and Merrill Lynch Preferred Funding III, L.P. for the year ended December 26, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    DELOITTE & TOUCHE LLP

New York, New York

April 8, 2009